MEDIOR, INC.

NOTE PURCHASE AGREEMENT

   THIS NOTE PURCHASE AGREEMENT ("Agreement") is made as of _____, 2021, by and among **MEDIOR, INC.**, a Delaware corporation (the "Company"), and the lenders (each individually a "Lender," and collectively the "Lenders") who purchase Notes hereunder. Capitalized terms not otherwise defined in this Agreement shall have the meanings ascribed to them in Section 1 below.

   WHEREAS, each of the Lenders intends to provide certain Consideration to the Company as described for each Lender on the signature page(s) hereto;

   WHEREAS, the parties wish to provide for the sale and issuance of such Notes in return for the provision by the Lenders of the Consideration to the Company; and

   WHEREAS, the parties intend for the Company to issue in return for the Consideration one or more Notes.

   NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

   1. **Definitions**

     (a) "**Consideration**" shall mean the amount of money paid by each Lender pursuant to this Agreement as shown on the signature page(s) hereto.

     (b) "**Escrow Agent**" means PrimeTrust LLC or whichever party the Company shall designate.

     (c) "**Interest Rate**" shall mean fifteen percent (15%) simple interest per annum.

     (d) "**Liquidity Event**" shall mean a financing transaction pursuant to which the Company receives new investment capital exceeding $5,000,000, or a merger of the Company into a third party (other than a merger in which the equity owners of the Company continue to control a majority of the equity interests in the surviving or resulting company or its parent), or (1) the sale, transfer, or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, , transfer, or other disposition is to a wholly owned subsidiary of the Company.

     (e) "**Liquidity Proceeds**" shall mean the aggregate gross proceeds received by the Company in connection with a Liquidity Event.

     (f) "**Majority Note Holders**" shall mean the holders of a majority in interest of the aggregate principal amount of Notes.

(g)   "**Maturity Date**" shall mean the earlier to occur of (1) the anniversary of the date of issuance of a particular Note and (2) a Liquidity Event.

(h)   "**Minimum Return**" shall mean the product of the Loan Amount and the Minimum Return Multiple.

(i)   "**Minimum Return Multiple**" shall mean 1.15.

(j)   "**Notes**" shall mean the one or more promissory notes issued to each Lender pursuant to Section 2 below, the form of which is attached hereto as Exhibit A.

(k)   "**Paying Agent**" means PrimeTrust LLC or whichever party the Company shall designate.

(l)   "**Pro Rata Liquidity Proceeds**" shall for any particular Note mean the product of (1) the Consideration divided by $1,000,000, (2) the Liquidity Proceeds and (3) five percent (5%).

2.   Terms of the Notes

(a)   Issuance. In return for the Consideration paid by each Lender, the Company shall sell and issue to such Lender one or more Notes. Each Note shall have a principal balance equal to that portion of the Consideration paid by such Lender for the Note, as set forth in the signature page(s) hereto.

(b)   Payments. All Payments will be due to the Lender within fifteen (15) calendar days of the Maturity Date. Additionally:

(i)   All Payments under this instrument shall be applied first to accrued but unpaid interest, and next to outstanding principal;

(ii)   The Company shall have the right to prepay this instrument in whole or in part without premium or penalty, provided the Lender must receive at least the Minimum Return;

(iii)   This instrument may be repaid or prepaid in accordance with the provisions of this Section, but once repaid or prepaid may not be reborrowed.

(iv)   Any Payment received after 5:00 P.M. (U.S. Eastern Time) on a banking day by the Paying Agent is deemed received on the next banking day.

(c)   Maturity. Upon the Maturity Date, the Company must repay this instrument in full, such amount due to the Lender at the Maturity Date being equal to greater of (i) the Pro Rata Liquidity Proceeds and (ii) the Minimum Return.

For the avoidance of doubt, in connection with a hypothetical Liquidity Event with aggregate Liquidity Proceeds to the Company of $100,000,000, a Lender who invests $1,000 in Consideration would receive $5,000:

$[(1,000 / 1,000,000) * \$100,000,000 * 5\%] = \$5,000$

(d)   Termination. This instrument will terminate (without relieving the Company or the Lender of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the repayment of this instrument in accordance with to Section 2(b) or Section 2(c); or (ii) the Payment, or setting aside for Payment, of amounts due to the Lender pursuant to Section 6.

3.   Closing Mechanics

3.1   Closing

The closing (the "Closing") of the purchase of the Notes in return for the Consideration paid by each Lender shall take place at the offices of counsel to the Company at such time and place as the Company shall specify in writing. At the Closing, each Lender shall deliver the Consideration to the Company and the Company shall deliver to each Lender one or more executed Notes in return for the respective Consideration provided to the Company.

3.2   Subsequent Closing

In any subsequent closing (each a "Subsequent Closing"), the Company may sell additional Notes subject to the terms of this Agreement to any Lender as it shall select, provided that such sale shall not take place later than **December 31, 2021** and the aggregate amount of Consideration does not exceed $1,000,000. Any subsequent purchasers of Notes shall become a party to and shall be entitled to receive Notes in accordance with this Agreement. Each Subsequent Closing shall take place at such locations and at such times as shall be specified in writing by the Company.

4.   Representations and Warranties of the Company

In connection with the transactions provided for herein, the Company hereby represents and warrants to the Lenders that:

4.1   Organization, Good Standing and Qualification

The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

4.2   Authorization

All corporate action has been taken on the part of the Company, its officers, managers and members necessary for the authorization, execution and delivery of this Agreement and the Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Agreement and the Notes, the valid and enforceable obligations they purport to be.

4.3   Compliance with Other Instruments

Neither the authorization, execution and delivery of this Agreement, nor the issuance and delivery of the Notes, will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of any material agreement or instrument by which it is bound or to which its properties or assets are subject.

5.   Representations and Warranties of the Lenders

In connection with the transactions provided for herein, each Lender hereby represents and warrants to the Company that:

5.1   Authorization

This Agreement constitutes such Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Each Lender represents that it has full power and authority to enter into this Agreement.

5.2   Purchase Entirely for Own Account

Each Lender acknowledges that this Agreement is made with Lender in reliance upon such Lender's representation to the Company that the Notes will be acquired for investment for Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, each Lender further represents that such Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Notes.

5.3   Disclosure of Information

Each Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Notes. Each Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Notes. Each Lender recognizes that Lender's investment in the Note(s) involves a high degree of risk that may result in the loss of the total amount of the investment. Lender acknowledges that Lender has carefully considered all risks incident to the purchase of the Note(s). Other than as set forth in this Agreement and the Note, Lender has received no representations from the Company or its agents about the Company, its prospects, is business, its finances or any other matter. In making a decision to subscribe for the Note, Lender has relied solely upon independent investigations made by Lender (and Lender's purchaser representative, if any) without assistance of the Company or its Officers, Directors, employees or agents.

5.4   Investment Experience

Each Lender acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Notes. If other than an individual, each Lender also represents it has not been organized solely for the purpose of acquiring the Notes.

5.5   Restricted Securities

Each Lender understands that the Notes are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. Each Lender represents that it is familiar with SEC Regulation CF and Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

5.6   Further Limitations on Disposition

Without in any way limiting the representations and warranties set forth above, each Lender further agrees not to make any disposition of all or any portion of the Notes unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Section 5, and:

(a)   There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b)   (i) Lender has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and (ii) if reasonably requested by the Company, Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in extraordinary circumstances.

5.7   Legends

The Notes shall bear the following legends:

"THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER."

6.   Defaults and Remedies

6.1   Events of Default

The following events shall be considered Events of Default with respect to each Note:

(a)   The Company shall default in the payment of any part of the principal or unpaid accrued interest on the Note after the Maturity Date or at a date fixed by acceleration or otherwise;

(b)   The Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against the Company in any bankruptcy proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company, or of all or any substantial part of the properties of the Company, or the Company or its respective directors or majority equity owners shall take any action looking to the dissolution or liquidation of the Company;

(c)   Within thirty (30) days after the commencement of any proceeding against the Company seeking any bankruptcy reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed, or within thirty (30) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, such appointment shall not have been vacated;

(d)   Within thirty (30) days after the Company becomes involved in litigation that threatens to materially and adversely affect the Company's business, operations, assets, results of operations or prospects if the Company's involvement has not terminated by such date in a manner that does not and could not reasonably be expected to materially and adversely affect the Company's business, operations, assets, results of operations or prospects;

(e)   Any default or defined event of default that has not otherwise been cured or forgiven shall occur under any agreement to which the Company or any of its subsidiaries is a party that evidences Indebtedness of $50,000 or more; or

(f)   The Company shall fail to observe or perform any other obligation to be observed or performed by it under this Agreement or the Notes, within 30 days after written notice from the Majority Note Holders to perform or observe the obligation.

6.2   Remedies

Upon the occurrence of an Event of Default under Section 6.1 hereof, at the option and upon the declaration of the holder of a Note, the entire Minimum Return less previously paid Semi-annual Payments on such Note shall, without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived, be forthwith due and payable, and such holder may, immediately and without expiration of any period of grace, enforce payment of all amounts due and owing under such Note and exercise any and all other remedies granted to it at law, in equity or otherwise.

7.   Miscellaneous

7.1   Successors and Assigns

Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, however, that the Company may not assign its obligations under this Agreement without the written consent of the Majority Note Holders. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2 Governing Law; Resolution of Disputes

This Agreement and the Notes shall be governed by and construed under the laws of the State of Delaware as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware. The parties will resolve any and all disputes between or among them exclusively by binding arbitration conducted by a single arbitrator at JAMS (San Diego office) under its Comprehensive Arbitration Rules and Procedures (the "Rules"). In the event of a conflict between this Agreement and the Rules, the parties desire for this Agreement to prevail and be binding, subject to a determination by the arbitrator. The arbitrator will have full subpoena powers and will determine whether any issue is arbitrable. Judgment on an award may be entered in any state or federal court located in San Diego County.

7.3 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.4 E-Signatures

The Company and the Lender agree that they may use electronic signatures and, if doing so, agree to be subject to the provisions of the U.S. E - SIGN Act otherwise known as the Electronic Signatures in Global and National Commerce Act, as defined by ESIGN, PubL. 106 - 229, 14 Stat. 464, enacted June 30, 2000, 15 U.S.C. Ch. 96.

7.5 Titles and Subtitles

The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.6 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not so confirmed, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 7.6):

If to the Company:

MEDIOR, INC.
853 Camino Del Mar Suite 201
Del Mar, CA 92014

If to Lenders:

At the respective addresses shown on the signature pages hereto.

7.7 Finder's Fee

Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Lender agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Lender or any of its officers, partners, employees or representatives is responsible. The Company agrees to indemnify and hold harmless Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

7.8 Expenses

If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.9 Entire Agreement; Amendments and Waivers

This Agreement and the Notes constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. The Company's agreements with each of the Lenders are separate agreements, and the sales of the Notes to each of the Lenders are separate sales. Nonetheless, any term of this Agreement or the Notes may be amended and the observance of any term of this Agreement or the Notes may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Majority Note Holders. Any waiver or amendment effected in accordance with this Section shall be binding upon each party to this Agreement and any holder of any Note purchased under this Agreement at the time outstanding and each future holder of all such Notes.

7.10 Effect of Amendment or Waiver

Each Lender acknowledges that by the operation of Section 7.9 hereof, the Majority Note Holders will have the right and power to diminish or eliminate all rights of such Lender under this Agreement and each Note issued to such Lender.

7.11 Severability

If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7.12 Exculpation Among Lenders

Each Lender acknowledges that it is not relying upon any person, firm, corporation or stockholder in making its investment or decision to invest in the Company. Each Lender agrees that no other Lender nor the respective controlling persons, officers, directors, partners, agents, stockholders or employees of any other Lender shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase and sale of the Notes.

7.13 Further Assurance

From time to time, the Company shall execute and deliver to the Lenders such additional documents and shall provide such additional information to the Lenders as any Lender may reasonably require to carry out the terms of this Agreement and the Notes and any agreements executed in connection herewith or therewith, or to be informed of the financial and business conditions and prospects of the Company.

7.14 Waiver of Jury Trial

TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT, OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALING OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT EITHER PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF ANY OTHER PARTY HERETO TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

MEDIOR, INC.

By:
      Colin Breeze, President

LENDER:

By:
Print Name:
Title:

Address:

Consideration: $_____

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

PROMISSORY NOTE

Amount	Date of Issuance
$_____	_____, 2021

FOR VALUE RECEIVED, **Medior, Inc.**, a Delaware corporation (the "Company"), hereby promises to pay _____ (the "Lender"), the principal sum of $_____, together with interest thereon from the date of this Note. Interest shall accrue at a rate of fifteen percent (15%) per annum and does not compound. The greater of the Pro-Rata Liquidity Proceeds or the Minimum Return shall be due and payable by the Company upon demand by the Lender at any time after the Maturity Date.

This Note is one of a series of Notes issued pursuant to the Purchase Agreement, and capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement.

1.   Payment. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal. Prepayment of principal, together with accrued interest, may be made without the Lender's consent as provided in the Purchase Agreement. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

2.   Security. This Note is a general unsecured obligation of the Company.

3.   Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Note, the resolution of any controversy or claim arising out of or relating to this Note and the provision of notice shall be conducted pursuant to the terms of the Purchase Agreement.

4.   Successors and Assigns. This Note applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Majority Note Holders. Any transfer of this Note may be effected only pursuant to the Purchase Agreement and by surrender of this Note to the Company and reissuance of a new note to the transferee. The Lender and any subsequent holder of this Note receives this Note subject to the foregoing terms and conditions and agrees to comply with the foregoing terms and conditions for the benefit of the Company and any other Lenders.

5.   Officers and Directors Not Liable. In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

6.   No Waiver of Rights. The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Note shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

7.   Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the State of Delaware.

8.   Approval. The Company hereby represents that its managing member, in the exercise of its fiduciary duty, has approved the Company's execution of this Promissory Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Promissory Note primarily for the operations of its business, and not for any personal, family or household purpose.

MEDIOR, INC.

By:_____

Colin Breeze, President